E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

March 26, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charles Eastman

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 3 to Registration Statement on Form F-1

Filed March 23, 2020

File No. 333-233468

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated March 25, 2020, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form F-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form F-1/A filed March 23, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

1.	We note your risk factor disclosure highlighting the material adverse effect of the Coronavirus on your business operations during February 2020 (as compared to February 2019). We also note your MD&A discussion focusing on the recent growth of your business (represented by a comparison of revenues and net income between June 30, 2018 and June 30, 2019). Expand this discussion to address the reasonably known effect of the Coronavirus pandemic on these growth indicators for fiscal 2020. For example, in light of changing trends and the overall economic outlook since June 30, 2019, discuss how you expect the pandemic to impact your future operating results and near-and-long-term financial condition.

Response: We have expanded our disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations to address the reasonably known effect of the Coronavirus pandemic on growth indicators for fiscal 2020.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.